HORNBACH
Es gibt immer was zu tun.

1:23PM 2006.11.28 (GMT)

Hugin Ad hoc announcement according to § 15 WpHG: Board of directors: Hornbach-Baumarkt-AG: Susanne Jäger appointed to Board of Management

Bornheim bei Landau, November 28, 2006.
At its meeting today, the Supervisory Board of HORNBACH-Baumarkt-AG appointed Susanne Jäger (41) to be a new member of the Board of Management with effect from December 1, 2006 and a contractual term of five years. Based on the proposal made by the Personnel Committee, Susanne Jäger, to date the Group Procurement Director responsible for the product area of decoration (paint/wallpaper/flooring), will assume responsibility for the "Operational Procurement" division. Her area of responsibility will include the management of regional merchandising and store development.

The company's Board of Management will thus be enlarged from four to five members. The change in personnel is to be accompanied by a partial reallocation of management board responsibilities. Steffen Hornbach (Chairman of the Board of Management) will in future be responsible for the IT, logistics, communications and corporate development divisions. Manfred Valder will continue to be responsible for the Group's strategic procurement and will take over the operational management of the stores from Steffen Hornbach. The responsibilities of the CFO, Roland Pelka, and of the Marketing and Personnel Director, Jürgen Schröcker, will basically remain unchanged.

Bornheim, November 28, 2006
Supervisory Board and Board of Management

Contact: HORNBACH-Baumarkt-AG, Axel Müller, Investor Relations, Tel.: +49 6348 60 2444, Fax: +49 6348 60 4299, E-mail: axel.mueller@hornbach.com

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